SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 26, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure.

On November 25, 2003, Sierra Health Services, Inc. ("Sierra") and its wholly-owned subsidiary CII Financial Inc., entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Folksamerica Holding Company, Inc. (the "Purchaser") which provides for the sale to the Purchaser of all of the capital stock of California Indemnity Insurance Company ("CIIC"), a wholly-owned subsidiary of the CII Financial Inc. Included in the sale are CIIC's subsidiaries, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas. CIIC and its subsidiaries are engaged in writing workers' compensation insurance in nine western and mid-western states.

The transaction is expected to close in the first quarter of 2004, after receipt of regulatory approvals, including approvals from insurance regulatory authorities. At the closing, Sierra will receive $15.5 million in cash, subject to adjustment, and will be entitled to receive a contingent payment of up to $64.0 million in January 2010. The contingent payment can be increased or decreased depending on favorable or adverse claim and expense development from the date of closing through December 31, 2009, and other offsets based on certain agreements between the parties.

After the closing, a third-party claims administrator will be engaged by the companies to administer claims for a period of fifteen years. Sierra will be responsible for this administrator's fees, and for providing certain transition services for varying periods, on behalf of CIIC.   Sierra will be reimbursed for these costs in an amount up to the sum of the unallocated loss adjustment expense reserves of CIIC and its subsidiaries as of the closing, a percentage of premiums earned after the closing, and certain of their accrued liabilities as of the closing.

In the fourth quarter of 2003, Sierra expects to record a charge of between $15.0 and $20.0 million. The charge includes the difference in CIIC's equity, in accordance with generally accepted accounting principles, of approximately $90.7 million at September 30, 2003, and the combined cash and contingent payment amount of $79.5 million, plus certain related costs.

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

Item 7. Financial Statements and Exhibits.

Exhibits	Description
99.1	Press Release, dated as of November 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: November 26, 2003

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)